UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 033-57981 and 333-168421

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

DEFERRED PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Deferred Profit Sharing Plan identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 15, 2018		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

DEFERRED PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the

Worthington Industries, Inc. Deferred Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.    The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meaden & Moore. Ltd.

We have served as the Plan’s auditor since 2004.

Cleveland, Ohio

June 15, 2018

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Deferred Profit Sharing Plan

	December 31,
	2017	2016
ASSETS
Receivable - Employer Contributions	$602,273	$611,970
Notes Receivable from Participants	11,834,003	11,585,898

Total Receivables	12,436,276	12,197,868

Investments, at Fair Value
Plan’s Interest in Master Trust Assets	607,592,926	528,089,536
Other Investments	—	19,154

Total Investments	607,592,926	528,108,690

Total Assets	620,029,202	540,306,558
LIABILITIES	—	—

Net Assets Available for Benefits	$620,029,202	$540,306,558

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Deferred Profit Sharing Plan

	Year Ended December 31,
	2017	2016
Contributions:
Employer	$16,329,240	$15,454,130
Employee	21,931,285	20,320,167
Rollover	2,303,952	2,298,034

Total Contributions	40,564,477	38,072,331
Investment Income:
Interest and Other Income	471,426	476,451
Plan’s Interest in Master Trust Net Investment Gain	83,931,789	58,257,985

Total Investment Income	84,403,215	58,734,436
Deductions from Net Assets Attributed to:
Benefits Paid to Participants and Other Deductions	44,796,835	45,814,299
Administrative Expenses	547,711	501,716

Total Deductions	45,344,546	46,316,015

Net Increase Before Net Assets Transferred	79,623,146	50,490,752
Net Assets Transferred From Other Qualified Plans	99,498	10,982

Net Increase in Net Assets	79,722,644	50,501,734
Net Assets Available for Benefits at Beginning of Year	540,306,558	489,804,824

Net Assets Available for Benefits at End of Year	$620,029,202	$540,306,558

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Deferred Profit Sharing Plan

1.	Description of Plan

The following description of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all non-union employees of Worthington Industries, Inc. (“Worthington”) and its subsidiaries who are participating employers under the Plan (collectively the “Company”) who meet the hour and age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington is the Plan Sponsor.

The Plan is one of two plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plan is the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees.

Eligibility:

All non-union, full-time employees of the Company age eighteen and older are eligible to participate in the Plan. These employees are eligible to participate in the employer contribution component of the Plan after six months of employment. All seasonal and part-time employees of the Company age eighteen and older who are employed for one year are eligible to participate in the Plan, and become eligible to participate in the employer contribution component of the Plan at that time as well.

Contributions:

Employee deferral – Participants may make pre-tax and/or ROTH contributions up to a maximum of 90% of their annual compensation. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

New participants in the Plan who have otherwise not made an enrollment designation are subject to an automatic enrollment arrangement whereby 4% of their compensation is automatically contributed to the Plan. The automatic enrollment designation can be cancelled by the employee.

Employer contributions – The Company matches 50 cents per dollar of voluntary contributions of the first 4% of such participants’ compensation (3% of compensation for an Engineered Cabs participating employee). The Company also makes an employer contribution of 3% of compensation to eligible participants. This contribution is made each pay period. As a safe harbor plan, the Company guarantees a minimum contribution of at least 3% of participants’ eligible compensation.

Additional Company contributions may be contributed at the option of the Plan Sponsor and will be allocated based on the unit credit method. The unit credit method uses the employees’ years of service and compensation to allocate any additional contribution.

Participant Accounts – Each participant’s account is credited with the participant’s contributions, employer matching contributions, employer contributions, earnings and losses thereon and an allocation of the Plan’s administrative expenses. Substantially all administrative fees are paid by the Plan, through allocation, both direct and indirect, to its participants.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Contributions to the Worthington Industries, Inc. Common Stock fund are limited to not more than 25% of the total contributions made by or for a participant to the Plan. A participant will be prohibited from making investment exchanges to the Worthington Industries, Inc. Common Stock fund if the participant’s investment in the fund equals or exceeds 25% of such person’s total accounts.

Vesting:

All participants are 100% vested in all contributions and related earnings credited to their accounts.

Forfeitures:

Due to forfeiture issues in prior years, the Company filed with the IRS through a Voluntary Correction Program in 2014. The IRS approved the Company’s proposed correction in January 2016, and the amounts were allocated to participants in February 2016 based on their total 2015 compensation.

The Company used forfeitures totaling $3,640 to offset Company contributions in 2017. At December 31, 2017 and 2016, forfeited non-vested accounts were $4,887 and $3,800, respectively.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balances in the participants’ accounts and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions. Loans are valued at unpaid principal plus accrued unpaid interest.

Other Plan Provisions:

Normal retirement age is 62, or when the sum of the participant’s age and years of service equals 70. The Plan also provides for early payment of benefits to in-service employees, with certain restrictions, after reaching age 59-1/2.

Effective March 1, 2018, the Plan was amended regarding the disposition of dividends paid on shares of Worthington common stock attributable to the employee stock ownership plan feature. Such dividends may be: (a) paid in cash directly to participants; (b) paid to the Plan and subsequently distributed to participants in cash no later than 90 days after the close of the Plan Year in which the dividends are paid to the Plan; (c) paid to the Plan and reinvested in Worthington common stock; or (d) paid to the Plan and reinvested in accordance with participant’s investment directions for contributions. If a participant fails to make an election, such dividends shall be paid to the Plan and reinvested in Worthington common stock.

Payment of Benefits:

Upon termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Investment Valuation and Income Recognition:

The Master Trust’s investments in mutual funds and Worthington Industries, Inc. Common Stock are stated at fair value as of year-end. Fair values for mutual funds and Worthington Industries, Inc. Common Stock are determined by the respective quoted market prices.

The Plan holds a stable value investment contract with the Trustee, which is structured as a common collective trust (“the CCT”). The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

The primary goal of the CCT in which the Master Trust is invested is to seek current income while maintaining stability of invested principal. The CCT is invested and reinvested primarily in a diversified portfolio of fixed-income instruments which may include traditional and separate account guaranteed investment contracts (obligations of creditworthy life insurance companies), corporate investment contracts, synthetic GICs (high-quality debt securities including mortgage-backed, commercial mortgage-backed, asset-backed and corporate securities held by the CCT within contracts that are intended to minimize market volatility), variable rate GICs, repurchase agreements, US treasury and agency securities, and cash and cash equivalents, including certificates of deposit and money market instruments. The CCT may also invest in a collective fund or group trust (including but not limited to one maintained by The Bank of New York Mellon or its affiliate) that invests in such fixed income instruments. No investment contract in which the CCT invests will have a duration of more than six years from the date of issuance. The CCT will operate with a weighted average duration selected by The Bank of New York Mellon, in its capacity as Trustee of the fund from time to time, but such weighted average duration generally will average between 1 and 3 years. Participants may purchase or redeem units of the CCT for cash or securities based on the unit value determined as of the valuation date. Unit value is generally determined each business day of the year. All participants have a proportionate undivided interest in the net assets of the CCT.

Life insurance contracts held by the Plan are valued at their cash surrender value.

Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is presented on a net-basis on the statements of changes in net assets available for benefits.

Recently Issued Accounting Standards:

In February 2017, accounting guidance was issued that clarifies the presentation requirements under current U.S. GAAP for a plan’s interest in a master trust and requires more detailed disclosures of this interest. The guidance is effective for fiscal years beginning after December 15, 2018 and is required to be applied retrospectively. Early adoption is permitted. The Plan has not adopted but is currently evaluating the potential impact of this guidance on its ongoing financial reporting.

3.    Tax Status

The Plan received a determination letter from the IRS dated April 5, 2016, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2017, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

4.    Investments

The Plan’s share of the investments held by the Master Trust was approximately 98% at both December 31, 2017 and 2016. Each participating retirement plan has a specific interest in the Master Trust. Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

	2017	2016
Investments of Master Trust at Fair Value:
Mutual Funds	$533,549,468	$444,032,314
Worthington Industries, Inc. Common Stock	50,186,896	50,540,784
Common Collective Trust	33,899,059	42,197,318

Total	$617,635,423	$536,770,416

	2017	2016
Investment Income for the Master Trust:
Interest and Dividend Income	$25,470,391	$15,549,896
Net Appreciation (Depreciation) in Fair Value of Investments as Determined by Quoted Market Price:
Mutual Funds	63,274,133	17,514,230
Worthington Industries, Inc. Common Stock	(3,426,793)	25,962,328

Total	$85,317,731	$59,026,454

At December 31, 2017 and 2016 the Master Trust held 1,138,960 and 1,065,273 common shares of Worthington, respectively. The Master Trust received cash dividends from Worthington of $862,491 and $974,205 for the years ended December 31, 2017 and 2016, respectively.

5.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

6.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

7.	Fair Value

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets; and

Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table. There have been no changes in the methodologies used at December 31, 2017 and 2016.

For the years ended December 31, 2017 and 2016, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2017:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds	$524,368,307	$524,368,307	$—	$—
Common Collective Trust	33,324,902	—	33,324,902	—
Worthington Industries, Inc. Common Stock	49,899,717	49,899,717	—	—

Total	$607,592,926	$574,268,024	$33,324,902	$—

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2016:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds	$436,361,644	$436,361,644	$—	$—
Common Collective Trust	41,485,632	—	41,485,632	—
Worthington Industries, Inc. Common Stock	50,242,260	50,242,260	—	—
Other Investments	19,154	—	19,154	—

Total	$528,108,690	$486,603,904	$41,504,786	$—

8.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Form 11-K.

Effective June 1, 2017, Worthington Steelpac Systems, LLC (“Packing Solutions”) became part of Worthington Industries Engineered Cabs, Inc. (“Cabs”) in connection with a corporate restructuring. Packing Solutions continued to receive matching and employer contributions for the remainder of the 2017 plan year pursuant to the Plan. Effective January 1, 2018, Packing Solutions became a Cabs participating employer, where the Company matches 50 cents per dollar of voluntary contributions of the first 3% of such participants’ compensation for a Cabs participating employee.

Effective January 1, 2018, the Plan was amended allowing the assets of the Amtrol, Inc. Pension Plan (the “Amtrol Plan”) to merge into and become part of the Plan. The assets of the Amtrol Plan are expected to be transferred into the assets of the Plan later in 2018.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Deferred Profit Sharing Plan

EIN 31-1189815, Plan Number 333

December 31, 2017

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value
*	Worthington Deferred Profit Sharing	Master Trust	N/A	$607,592,926
	Plan Master Trust
*	Loans from Participants	Interest Rates Ranging
		From 4.25% to 6.00%	N/A	11,834,003

				$619,426,929

*Party-in-Interest to the Plan